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                               September 10, 2021

       Jessica L. Thomas
       Chief Financial Officer and Secretary
       MECHANICAL TECHNOLOGY INC
       325 Washington Avenue Extension
       Albany, New York 12205

                                                        Re: MECHANICAL
TECHNOLOGY INC
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 30,
2021
                                                            File No. 001-40261

       Dear Ms. Thomas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A, Filed August 30, 2021

       The Termination Consideration and the Merger Consideration, page 54

   1.                                                   Regarding the
acquisition of SCI, please respond to the following comments:

                                                              We reference the
disclosure that SCI does not constitute the acquisition of a
                                                               business    yet
you state that SCI   s assets and liabilities will be recorded at fair values
                                                            with any excess
recorded as goodwill. Revise to clearly describe your accounting for the acquisition
under ASC 805, including how you concluded that it is an asset acquisition or
business acquisition;
                                                              If it is
determined that this is a business acquisition, please explain how you considered the
requirements in the Instructions to Item 14 of Schedule 14A, including
                                                            Rule 3-05 and
Article 11 of Regulation S-X for historical financial statements of SCI and pro forma
financial information for the acquisition;
                                                              If you determined
that this is the acquisition of assets please clearly disclose the
 Jessica L. Thomas
MECHANICAL TECHNOLOGY INC
September 10, 2021
Page 2
           specific assets acquired, how these were valued and why you would have goodwill in the acquisition of assets; and
             Explain how you are accounting for Termination Consideration paid to HEL.
2. We reference the disclosure that the Merger Consideration is contingent upon HEL delivering certain pipeline business opportunities following the Merger. Clarify how you calculated the fair value of the contingent consideration.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameJessica L. Thomas
                                                          Division of
Corporation Finance
Comapany NameMECHANICAL TECHNOLOGY INC
                                                          Office of Life
Sciences
September 10, 2021 Page 2
cc:       Penny Somer-Greif, Esq.
FirstName LastName